

July 9, 2010

Dennis Oklak
Chief Executive Officer
Duke Realty Corporation
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

> **Re:** **Duke Realty Corporation**
> **Form 8-K**
> **Filed May 4, 2010**
> **File No. 001-09044**

Dear Mr. Oklak:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K dated April 28, 2010</u>

1. We note within your press release that you provide the measure recurring funds from operations which is calculated by adjusting FFO for certain non-recurring items such as impairment charges, gains (losses) on debt transactions and gains (losses) on the repurchases of preferred stock. Based on the disclosure in your Form 10-K for the year ended December 31, 2009, we note that impairment charges and gains from debt transactions were recorded in both fiscal years 2009 and 2008. While you may provide adjustments that you believe are appropriate, subject to the guidance in Regulation G, please note that it would not be appropriate to state that a charge or a gain is non-recurring unless it meets that criteria.

2. While we understand that you have chosen not to present recurring funds from operations in your Form 10-K, we do note that you have included a tabular presentation of recurring expenses which includes recurring tenant improvement costs

and leasing costs. We also note this line item was included in your statements of cash flows. Please clearly define this term, clarify how you determined such costs were recurring or non-recurring and provide explanation for how an investor would use information making this distinction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief